Exhibit 99.1

Condensed Consolidated Financial Statements
Student Transportation Inc.
For the three and nine months ended March 31, 2015 and 2014

Student Transportation Inc.
 Unaudited Condensed Consolidated Financial Statements

March 31, 2015

Contents

Unaudited Condensed Consolidated Balance Sheets	1
Unaudited Condensed Consolidated Statements of Operations	2
Unaudited Condensed Consolidated Statements of Comprehensive Income (Loss)	3
Unaudited Condensed Consolidated Statements of Shareholders’ Equity	4
Unaudited Condensed Consolidated Statements of Cash Flows	5
Notes to the Unaudited Condensed Consolidated Financial Statements	6

Student Transportation Inc.
 Unaudited Condensed Consolidated Balance Sheets
(000’s of U.S. dollars)

	As at	As at
	March 31, 2015	June 30, 2014
Assets
Current assets:
Cash and cash equivalents	$10,825	$10,858
Accounts receivable, net of allowance for doubtful accounts of
$123 and $152 at March 31, 2015 and June 30, 2014, respectively	76,727	47,731
Inventory	4,067	3,858
Prepaid expenses	12,291	9,619
Other current assets	4,961	4,788
Total current assets	108,871	76,854

Investment in investee	1,687	-
Other assets	20,425	20,883
Property and equipment, net	220,952	231,352
Oil and gas interests, net	7,882	7,871
Other intangible assets, net	62,643	67,720
Goodwill	134,447	139,158
Total assets	$556,907	$543,838

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$2,685	$1,656
Accrued expenses and other current liabilities	62,398	48,682
Current portion of long-term debt	-	200
Total current liabilities	65,083	50,538

Long-term debt	231,738	273,898
Asset retirement obligation	458	438
Deferred income tax liability	40,043	41,523
Class B Series Three common share liability	2,426	2,734
Other liabilities	16,617	15,667
Total liabilities	356,365	384,798

Shareholders' equity
Paid in Share Capital	514,727	443,100
Accumulated deficit	(312,011)	(276,938)
Accumulated other comprehensive loss	(2,174)	(7,122)
Total shareholders’ equity	200,542	159,040
Total liabilities and shareholders’ equity	$556,907	$543,838

See accompanying notes.

Student Transportation Inc.
Unaudited Condensed Consolidated Statements of Operations
(000’s of U.S. dollars, unless specified, except per share amounts)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	March 31, 2015	March 31, 2014	March 31, 2015	March 31, 2014

Revenues	$156,314	$138,263	$402,297	$346,932

Costs and expenses:
Cost of operations	118,935	104,790	314,429	269,380
General and administrative	14,090	12,445	41,217	34,944
Non-cash stock compensation	1,231	685	4,170	3,942
Acquisition expenses	-	193	3	266
Depreciation and depletion expense	14,268	13,853	33,454	31,859
Amortization expense	797	805	2,431	2,742
Total operating expenses	149,321	132,771	395,704	343,133

Income from operations	6,993	5,492	6,593	3,799

Interest expense	4,328	4,421	13,165	12,079
Foreign currency (gain) loss	(482)	(187)	(378)	76
Unrealized loss on foreign currency exchange contracts	1,528	230	1,970	61
Non-cash loss (gain) on US$ 6.25% Convertible Debentures conversion feature	4	(237)	(219)	(671)
Gain on Bargain purchase of businesses acquired, net of tax	-	(2,762)	-	(2,762)
Other (income) expense , net	(1,216)	519	(2,745)	674
Income (loss) before income taxes and equity in net income of unconsolidated investments	2,831	3,508	(5,200)	(5,658)
Equity in net income of unconsolidated investments	25	-	25	-
Income tax expense (benefit)	963	908	(1,850)	(2,368)

Net income (loss)	$1,893	$2,600	$(3,325)	$(3,290)
Weighted average number of shares outstanding-basic	87,142,940	82,285,334	84,479,102	81,915,794
Weighted average number of shares outstanding-diluted	108,640,257	103,784,968	105,977,975	99,362,519
Basic and diluted net income (loss) per common share	$0.02	$0.03	$(0.04)	$(0.04)
Dividends declared per common share (Cdn$)	$0.14	$0.19	$0.42	$0.46

See accompanying notes.

Student Transportation Inc.
 Unaudited Condensed Consolidated Statements of Comprehensive Income (Loss)
 (000’s of U.S. Dollars)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	March 31, 2015	March 31, 2014	March 31, 2015	March 31, 2014

Net income (loss) :	$1,893	$2,600	$(3,325)	$(3,290)
Other comprehensive income :
Unrealized gain on currency translation adjustments	2,471	1,268	4,948	1,708
Other comprehensive income :	2,471	1,268	4,948	1,708

Comprehensive income (loss)	$4,364	$3,868	$1,623	$(1,582)

See accompanying notes.

Student Transportation Inc.
 Unaudited Condensed Consolidated Statements of Shareholders’ Equity
 (000’s of U.S. Dollars)

	Share Capital
	Shares	Amount	Accumulated Other Comprehensive Loss	Accumulated Deficit	Shareholders' Equity
Balance at June 30, 2013	81,358,291	$434,236	$(7,904)	$(231,850)	$194,482
Net loss	-	-	-	(3,290)	(3,290)
Dividends	-	-	-	(35,684)	(35,684)
Common stock issuance	1,099,663	6,671	-	-	6,671
Other comprehensive income	-	-	1,708	-	1,708
Balance at March 31, 2014	82,457,954	$440,907	$(6,196)	$(270,824)	$163,887

Balance at June 30, 2014	82,816,549	$443,100	$(7,122)	$(276,938)	$159,040
Net loss	-	-	-	(3,325)	(3,325)
Dividends	-	-	-	(31,748)	(31,748)
Common stock issuance	13,052,934	71,999	-	-	71,999
Conversion of debt to common stock	4,965	29	-	-	29
Repurchase of common stock	(73,083)	(401)	-	-	(401)
Other comprehensive income	-	-	4,948	-	4,948
Balance at March 31, 2015	95,801,365	$514,727	$(2,174)	$(312,011)	$200,542

See accompanying notes.

Student Transportation Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
 (000’s of U.S. Dollars)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	March 31, 2015	March 31, 2014	March 31, 2015	March 31, 2014
Operating activities
Net income (loss)	$1,893	$2,600	$(3,325)	$(3,290)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Deferred income taxes	1,026	387	(2,101)	(3,163)
Unrealized loss on forward contracts	1,528	230	1,970	61
Non-cash loss (gain) on US$ 6.25% Convertible Debentures conversion feature	4	(237)	(219)	(671)
Unrealized foreign currency (gain) loss	(26)	402	(342)	292
Amortization of deferred financing costs	461	452	1,401	1,183
Non-cash stock compensation	1,231	685	4,170	3,942
Equity in net income from unconsolidated investment	(25)	-	(25)	-
Gain on bargain purchase of businesses acquired, net of tax	-	(2,762)	-	(2,762)
Gain on disposal of fixed assets	(140)	(126)	(1,032)	(543)
Depreciation and depletion expense	14,268	13,853	33,454	31,859
Amortization expense	797	805	2,431	2,742
Changes in current assets and liabilities:	-	-
Accounts receivable	(6,579)	(13,767)	(33,352)	(16,694)
Prepaid expenses, inventory and other current assets	3,756	(4,520)	935	(13,352)
Accounts payable	363	(89)	1,096	(71)
Accrued expenses and other current liabilities	12,295	12,125	10,467	11,561
Changes in other assets and liabilities	1,289	1,769	905	1,955
Net cash provided by operating activities	32,141	11,807	16,433	13,049
Investing activities
Business acquisitions, net of cash acquired	-	(17,235)	(391)	(22,756)
Equity investment	(1,662)	-	(1,662)	-
Payments on seller debt	-	-	(200)	-
Purchases of property and equipment	(5,403)	(2,046)	(30,995)	(35,771)
Proceeds on sale of equipment	265	410	1,640	996
Net cash used in investing activities	(6,800)	(18,871)	(31,608)	(57,531)
Financing activities
Offering of common shares, net of expenses	65,634	-	65,634	-
Redemption of Class B Series Two and Three common shares	(767)	(160)	(1,645)	(591)
Repurchase of common stock	(401)	-	(401)	-
Financing fees	(59)	(9)	(618)	(3,539)
Cdn$ 6.25% Convertible Debenture Offering	-	-	-	71,442
Common stock dividends	(7,769)	(8,520)	(24,770)	(25,938)
Borrowings on credit facility	33,250	35,508	127,246	137,097
Payments on credit facility	(106,633)	(18,312)	(148,016)	(136,313)
Net cash (used in) provided by financing activities	(16,745)	8,507	17,430	42,158

Effect of exchange rate changes on cash	(2,297)	(94)	(2,288)	10
Net increase (decrease) in cash and cash equivalents	6,299	1,349	(33)	(2,314)
Cash and cash equivalents at beginning of period	4,526	3,266	10,858	6,929
Cash and cash equivalents at end of period	$10,825	$4,615	$10,825	$4,615

See accompanying notes.

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and nine months ended March 31, 2015
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

1.  General

Student Transportation Inc. (“STI” or the “Company”) is a corporation established under the laws of the Province of Ontario.  STI together with its indirect subsidiary Student Transportation of America ULC (“STA ULC” and together with STI the “Issuer”), completed an Initial Public Offering (the “IPS Offering”) on December 21, 2004 through the issuance of  income participating securities (“IPSs”).  Each IPS consisted of one common share of STI and Cdn $3.847 principal amount of 14% subordinated notes of STA ULC (the “Subordinated Notes”).  On December 21, 2009, the Company redeemed the remaining Subordinated Notes, originally issued as a component of the IPSs, as the final step in the process of converting from the IPS structure to a traditional common share structure.  STI owns 100% of the Class A common shares of Student Transportation of America Holdings, Inc. (“STA Holdings”). Management owns 100% of the Class B Series Two and Class B Series Three common shares of STA Holdings pursuant to the grant of shares under the STA Holdings Equity Incentive Plan (“EIP”) (see Note 9).  STI currently holds a 98.6% interest in STA Holdings, through its ownership of the Class A shares of STA Holdings. STI also owns 100% of the outstanding shares of Parkview Transit, Inc.

On March 6, 2015, the Company issued 11,983,000 common shares pursuant to a bought deal for total gross cash proceeds of $69.1 million (Cdn $86.3 million) (the “2015 Bought Deal”).  The net proceeds of $65.6 million (Cdn $ 81.8 million) after commission and fees, were used entirely to pay down debt on the Company’s senior credit facility (see Note 6).

STA Holdings owns 100% of the outstanding shares of Student Transportation of America, Inc. (“STA, Inc.”).  The Company, through its ownership of STA Holdings and Parkview Transit Inc., is the third largest provider of school bus transportation services in North America.

2. Basis of Presentation

These interim condensed consolidated financial statements have been prepared by management in accordance with United States generally accepted accounting principles (“US GAAP”) for interim financial reporting and as such, do not contain all the disclosures required by US GAAP for annual financial statements. As a result, these financial statements should be read in conjunction with the audited financial statements for the year ended June 30, 2014.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments (including normal recurring adjustments) necessary to present fairly the Company’s financial position at March 31, 2015. The operating results for the interim period presented are not necessarily indicative of the operating results that may be expected for the full year. All significant intercompany accounts and transactions have been eliminated in consolidation.

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and nine months ended March 31, 2015
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

Seasonality

The Company’s operations are seasonal and follow the school calendars of the public and private schools it serves. The first three months of the fiscal year includes July and August, two months for which most schools are closed for summer break. Since schools are not in session, there is minimal school bus transportation revenue. Depreciation of fixed assets occurs in the months during which schools are in session, which is generally September through June. A full year’s worth of depreciation is recorded in these ten months to generally match the vehicles’ usage.

Recently Adopted Accounting Standards

In July 2013, the FASB issued ASU 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss or a Tax Credit Carryforward Exists.  This ASU provides for the presentation of all or a portion of an unrecognized tax benefit as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward unless such balances are not available at the reporting date at which point the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The Company adopted this standard prospectively for all unrecognized tax benefits that existed beginning in the first quarter of fiscal 2015.  This presentation is consistent with how the Company historically presents unrecognized tax benefits; therefore the adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

Recently Issued Accounting Standards

In January 2014, the FASB issued ASU 2015-05, Service Concession Arrangements.  This ASU applies to an operating entity of a service concession arrangement entered into with a public-sector entity grantor when the arrangement meets both of the following conditions: (i) the grantor controls or has the ability to modify or approve the services that the operating entity must provide with the infrastructure, to whom it must provide them and at what price and (ii) the grantor controls, through ownership, beneficial entitlement, or otherwise, any residual interest in the infrastructure at the end of the term of the arrangement. This is effective for annual periods beginning after December 15, 2014 (including interim periods within those fiscal years) and should be applied on a modified retrospective basis to service concession arrangements in existence at the beginning of the fiscal year of adoption. The Company is required to adopt this standard for the first quarter of fiscal 2016.  Early adoption is permitted.  The Company is currently evaluating the requirements of this ASU to determine the impact on their consolidated financial statements, but currently does not anticipate this standard having a significant impact.

In April 2014, the FASB issued ASU 2014-08, an update modifying the criteria under which asset disposal activities qualify for presentation as a discontinued operation. The amendment restricts presentation as a discontinued operation to disposals that represent a strategic shift that has, or will

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and nine months ended March 31, 2015
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

have a major effect on an entity's operations and financial results. The amendments in this update are to be applied prospectively to all disposals or classifications as held for sale of components of an entity. The Company is required to adopt this standard for the first quarter of fiscal 2016. Early adoption is permitted, but only for disposals or classifications as held for sale that have not been reported in financial statements previously issued. This standard is not anticipated to have an impact on the Company’s consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue From Contracts With Customers.  This new revenue recognition standard will supersede most existing revenue recognition guidance and is intended to improve revenue recognition and related financial reporting requirements.  The standard will require companies to review contract arrangements with customers and ensure that all separate performance obligations are properly recognized in the compliance with the new guidance. The standard allows for either “full retrospective” or “cumulative effect” adoption.  The standard is effective for the Company on July 1, 2017 with early adoption prohibited. The Company is currently evaluating both the method of adoption as well as the impact that ASU 2014-09 will have on its consolidated financial statements and related disclosures.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern, which requires an entity to evaluate whether conditions or events, in the aggregate, raise substantial doubt about the entity's ability to continue as a going concern for one year from the date the financial statements are issued or are available to be issued. The guidance is effective for the annual period ending after December 15, 2016 and for annual and interim periods thereafter, with early adoption permitted. The Company is in the process of evaluating the impact of this guidance on its consolidated financial statements, but currently does not anticipate this standard having a significant impact.

In January 2015, The FASB issued ASU 2015-01, Income Statement-Extraordinary and Unusual Items (Subtopic 225-20), Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items, which simplifies income statement presentation by eliminating the need to determine whether to classify an item as an extraordinary item. The guidance is effective for the annual period ending after December 15, 2015 and for annual and interim periods thereafter, with early adoption permitted. The Company is in the process of evaluating the impact of this guidance on its consolidated financial statements, but currently does not anticipate this standard having a significant impact.

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810), Amendments to the Consolidation Analysis, to improve the targeted areas of the consolidation guidance for legal entities such as limited partnerships, limited liability corporations and similar entities and reduce the number of consolidation models.  The guidance is effective for the annual period ending after December 15, 2015 and for annual and interim periods thereafter, with early adoption permitted. The Company is in the process of evaluating the impact of this guidance on its consolidated financial statements.

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and nine months ended March 31, 2015
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

In April 2015, the FASB issued ASU 2015-03, Interest-Imputation of Interest (Subtopic 835-30)-Simplifying the Presentation of Debt Issuance Costs, which simplifies the presentation of debt issuance costs by requiring debt issuance costs by requiring debt issuance costs to be presented as a deduction from the corresponding debt liability. The guidance is effective for the annual period ending after December 15, 2015 and for annual and interim periods thereafter, with early adoption permitted. The Company is in the process of evaluating the impact of this guidance on its consolidated financial statements.

Certain amounts have been reclassified in our prior period consolidated balance sheets to conform to current year presentation and such amounts were not material to current and prior periods.

3.  Business Combinations

2015 Acquisition

Dalton Bus Lines Limited

On December 5, 2014 the Company acquired certain assets and a contract of Dalton Bus Lines in Ontario, Canada. Earnings of the acquired company were included in the Company’s results of operations from the acquisition date. The aggregate purchase price of these assets was approximately $0.4 million.

Property and equipment	$520
Intangible Assets	10
Total	$530

The purchase price consisted of $0.4 million in cash.  Identifiable intangible assets consisted primarily of a non compete agreement that will be amortized over 3 years. The fair value of the assets acquired was greater than the purchase price; therefore the Company recognized a gain of approximately $0.1 million which is included in the statement of operations for the nine months ended March 31, 2015. Approximately three thousand dollars of acquisition-related costs were recognized as an expense in the statement of operations during the nine months ended March 31, 2015.

2014 Acquisitions

Atlantic Express Transportation Corporation

On February 10, 2014, the Company closed the acquisition of certain assets and contracts in California from Atlantic Express Transportation Corporation (“AE”). STI's subsidiary School Wheels Direct (“SWD”) managed the California operations from January 10, 2014 to February 9, 2014. Earnings of the acquired company were included in the Company’s results of operations

 Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and nine months ended March 31, 2015
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

3.  Business Combinations (continued)

from February 10, 2014.  The aggregate purchase price of these assets was approximately $17.2 million.

Current assets, less current liabilities	$294
Property and equipment	19,807
Intangible assets	1,736
Deferred taxes	(1,841)
Fair value of net assets acquired	$19,996

The purchase price consisted of $17.2 million in cash.  Identifiable intangible assets consisted of contracts rights of $1.7 million that will be amortized over 20 years. Approximately $0.2 million of acquisition-related costs were recognized as an expense in the statement of operations during fiscal year 2014.

AE filed for protection under the federal bankruptcy protection rules in November 2013. The SWD management services contract and the agreement to acquire the California assets of AE, including vehicles and school contracts, were both approved by the bankruptcy court. The purchase price was lower than the fair market value of the business acquired.   Therefore, the Company recognized a gain of approximately $2.8 million, net of tax, which was included in the consolidated statement of operations for fiscal year 2014.

Williams Bus Line Co.

On August 27, 2013, the Company closed its acquisition of all of the outstanding common stock of Williams Bus Lines Co., (“Williams”), located in Wilkes Barre, Pennsylvania. Earnings of the acquired company were included in the Company’s results of operations from August 27, 2013. The aggregate purchase price of this acquisition was $3.4 million.

Current assets, less current liabilities	$29
Property and equipment	1,343
Deferred Taxes	(525)
Subtotal	847
Goodwill	2,557
Total	$3,404

The purchase price consisted of $3.4 million in cash. Approximately forty-seven thousand dollars of acquisition-related costs were recognized as an expense in the statement of operations during the fiscal year 2014. The goodwill attributed to this acquisition includes the value of the workforce acquired, the opportunity to expand within the marketplace and other key competitive advantages. None of the goodwill related to this acquisition was deductible for tax purposes.

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and nine months ended March 31, 2015
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

3.  Business Combinations (continued)

Scholastic Bus Co.

On July 23, 2013, the Company closed its acquisition of all of the outstanding common stock of Scholastic Bus Co., (“Scholastic”), located in Fairlawn, New Jersey. Earnings of the acquired company were included in the Company’s results of operations from the acquisition date. The aggregate purchase price of this acquisition was $2.4 million.

Current assets, less current liabilities	$298
Property and equipment	2,104
Deferred taxes	(772)
Subtotal	1,630
Goodwill	803
Total	$2,433

The purchase price consisted of $2.2 million in cash and $0.2 million in deferred payments. Approximately twenty-seven thousand dollars of acquisition-related costs were recognized as an expense in the statement of operations during fiscal year 2014. The goodwill attributed to this acquisition includes the value of the workforce acquired, the opportunity to expand within the marketplace and other key competitive advantages. None of the goodwill related to this acquisition was deductible for tax purposes.

The following unaudited pro forma financial information combines the consolidated results from operations as if all of the 2014 acquisitions had occurred as of July 1, 2013.  Pro forma adjustments include the adjustment for amortization on acquired intangibles and the adjustment to record the tax impact on the pro forma financial results. The unaudited results are as follows:

	Pro Forma Basis for three months
	Ended March 31, (unaudited)
	2015	2014
Revenue	$156,314	$140,906
Net income	1,893	2,623
Basic and diluted net income per common share	$0.02	$0.03

	Pro Forma Basis for nine months
	Ended March 31, (unaudited)
	2015	2014
Revenue	$402,297	$363,042
Net loss	(3,325)	(3,019)
Basic and diluted net loss per common share	$(0.04)	$(0.04)

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and nine months ended March 31, 2015
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

3.  Business Combinations (continued)

The pro forma financial information is not necessarily indicative of operating results that would have occurred had the 2014 acquisitions been consummated as of July 1, 2013, nor is it indicative of future operating results.

4. Equity Method Investments

On March 11, 2015 a wholly-owned subsidiary of the Company made a non-controlling investment in a consulting and management services firm for cash consideration of $1.7 million.  The Company has accounted for this investment under the equity method, in accordance with ASC- 323, Investments-Equity Method and Joint Ventures.

5.  Debt

Indebtedness of the Company includes the following:

	Amounts Outstanding at
	March 31, 2015		June 30, 2014
	Current	Long Term	Current	Long Term
Third Amended and Restated Credit Agreement
Revolving credit facility	$-	$38,650	$-	$62,436
Convertible Debentures	-	158,088	-	176,462
Senior Secured Notes	-	35,000	-	35,000
Promissory notes due to former owners	-	-	200	-
	$-	$231,738	$200	$273,898

On August 19, 2014, the Company entered into an amendment under the Credit Agreement. The amendment increased commitments to $225.0 million from  $165.0 million, extended the $100.0 million accordion feature and extended the maturity date of the Credit Agreement to August 19, 2019, or if earlier, 90 days prior to the maturity of the Senior Secured Notes.  The increase in the size of the facility resulted from the addition of two new lenders to the bank group and certain existing lenders increasing their commitments.

In February 2015, Cdn$ thirty six thousand dollars of the Company’s Cdn$ 6.75% Convertible Debentures were converted into 4,965 shares of common stock. The Cdn$ 6.75% Convertible Debentures mature on June 30, 2015. The Company will use a portion of the net proceeds from the 2015 Bought Deal to repay any outstanding balance of the Cdn$ 6.75% Convertible Debentures on
June 30, 2015. The Company expects to be able to repay, renew or refinance its various loan facilities and Convertible Debentures as they become due with other long term financing options.

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and nine months ended March 31, 2015
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

5.  Debt (continued)

On November 12, 2013, the Company issued the Cdn$ 6.25% Convertible Debentures due June 30, 2019 at a price of $1,000 per debenture, for total gross proceeds of $71.4 million (Cdn $75.0 million).  The issue costs of approximately $3.5 million (Cdn $3.6 million) were recorded in other assets on the balance sheet and are being amortized over the term of the Cdn$ 6.25% Convertible Debentures due June 30, 2019, using the effective interest method.

The Company was in compliance with all debt covenants related to both the Third Amended and Restated Credit Agreement and the Senior Secured Notes at March 31, 2015.

6.   Common Shares

The authorized share capital of the Company consists of an unlimited number of no par value common and preferred shares. At March 31, 2015 there are no preferred shares issued and outstanding.

Pursuant to its Dividend Reinvestment Plan (the “Plan”), the Company issued 1,069,934 and 1,099,663 common shares having an approximate value of $6.4 million and $6.7 million during the  nine months ended March 31, 2015 and 2014, respectively. These have been recorded as a non-cash financing activity. The Plan was established to enable eligible shareholders of the Company to reinvest dividends paid on their common shares to acquire additional common shares of the Company.  The common shares issued under the Plan are issued at a price based on the volume weighted average of the closing price of the common shares for the five trading days immediately preceding the relevant dividend date, less a 3% discount.

The Company renewed its normal course issuer bid (“NCIB”) on October 21, 2014.  Pursuant to the notice, the Company is permitted to acquire up to a maximum amount of Common Shares equal to the lesser of 4,158,553 Common Shares or the number of Common Shares that can be purchased for an aggregate purchase price of Cdn $5.0 million in the twelve month period commencing October 24, 2014 and ending on October 23, 2015. Under the renewed NCIB, the Company  repurchased 73,083 shares with a value of $0.4 million during the nine months ended March 31, 2015, and did not repurchase any shares under the previous NCIB.

During February 2015, the Company issued 4,965 shares of common stock having an approximate value of twenty nine thousand dollars, in connection with the conversion of the Company’s  6.75% Convertible Debentures, which has been recorded as a non-cash financing activity, (see Note 5).

On March 6, 2015, the Company issued 11,983,000 common shares for total gross cash proceeds of $69.1 million (Cdn $86.3 million) pursuant to the 2015 Bought Deal.  The net proceeds of $65.6 million (Cdn $ 81.8 million) after commission and fees, were used entirely to pay down debt on the Company’s senior credit facility.

Common shares issued and outstanding are 95,801,365 at March 31, 2015.

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and nine months ended March 31, 2015
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

6.   Common Shares (continued)

The changes in accumulated other comprehensive loss for foreign currency translation is as follows:

	2015	2014

Balance at June 30,	$(7,122)	$(7,904)
Foreign currency translation	4,948	1,708
Current period comprehensive income	4,948	1,708
Balance at March 31,	$(2,174)	$(6,196)

There were no reclassifications out of accumulated other comprehensive loss.

7. Earnings (loss) per Share

The following table sets forth the basic and diluted weighted average share amounts:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	March 31, 2015	March 31, 2014	March 31, 2015	March 31, 2014
Weighted-average shares outstanding-basic	87,142,940	82,285,334	84,479,102	81,915,794
Potential dilutive effect of shares to be issued
to settle the debentures	21,497,317	21,499,634	21,498,873	17,446,725
Weighted-average shares outstanding-diluted	108,640,257	103,784,968	105,977,975	99,362,519

The computations for basic and diluted income (loss) per common share are as follows:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	March 31, 2015	March 31, 2014	March 31, 2015	March 31, 2014
Net income (loss) -basic	$1,893	$2,600	$(3,325)	$(3,290)
Add back: Interest expense on debentures (net of tax)	1,651	1,680	4,907	4,178
Net income used for diluted earnings per share	3,544	4,280	1,582	888

Basic income (loss) per share	$0.02	$0.03	$(0.04)	$(0.04)
Diluted income (loss) per share	$0.02	$0.03	$(0.04)	$(0.04)

The conversion of the convertible debentures is anti-dilutive for both the three and nine months ended March 31, 2015 and 2014.

Potential dilution arising from the conversion of the convertible debentures for both the three and nine months ended March 31, 2015 and 2014 were excluded from the weighted average diluted shares outstanding, as their effect was anti-dilutive.

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and nine months ended March 31, 2015
(000’s of U.S. Dollars, unless specified, except share and per share amounts)
8. Income taxes

The effective income tax rate was 33.7% and 35.6% for the three and nine months ended March 31, 2015. The effective income tax rate was 25.9% and 41.9% for the three and nine months ended March 31, 2014.  The increase in the quarter over quarter effective tax rate for the three months ended March 31, 2015 was due to various discrete events in the prior year’s quarter including the bargain gain on acquired assets.  The decrease in the year to date effective income tax rate year over year was primarily due to the mix of the statutory Canadian and U.S. tax rates and the apportionment of the Company’s loss before income taxes resulting from the operations in each country as well as the bargain gain on acquired assets recorded in the prior year. As of March 31, 2015, the gross amount of unrecognized tax benefit remained unchanged from the June 30, 2014 balance of $1.7 million.

9. Stock Based Compensation

The shareholders of the Company approved the adoption by STA Holdings of the EIP, at the annual general meeting held on December 8, 2005.  As part of the 2005 EIP plan formation, the shareholders approved an initial allotment of 717,747 Class B Series Two common shares of STA Holdings, which have been granted to management. On November 13, 2008, at the annual general meeting, the shareholders of the Company approved an increase in the allotted number of Class B
Series Two common shares available for issuance under the EIP by 1,446,291.  Pursuant to the STA Holdings amendment discussed below, the majority of this additional allotment was converted into Class B Series Three shares.  All of these shares have been granted to management.  These shares are accounted for as a liability upon issuance, as a result of a put option they contain.

On March 5, 2010, STA Holdings amended its Certificate of Incorporation in order to differentiate those Class B common shares issued pursuant to the EIP while the Company was under the IPS structure from those issued and those to be issued subsequent to the end of the IPS structure.  Pursuant to the amendment, the authorized Class B Series Two common shares were split into Class B Series Two common shares, which have been issued pursuant to the EIP during the period the IPS structure was in place, and Class B Series Three common shares, which will be utilized for all future share grants under the EIP, subsequent to March 5, 2010. On November 8, 2012, an additional allotment of 2,265,000 Class B Series Three common shares was approved by the shareholders. The holders of the Class B Series Two common shares are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the distributions per IPS that were paid historically to the holders of IPS’s. The holders of the Class B Series Three common shares are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the dividends received by the holders of STI common shares.

Pursuant to the liquidity provisions of the EIP, all Class B Series Two common shares historically granted, that remain outstanding, are available to be “put” back to the Company, while the holders of Class B Series Three common shares will have an option to “put” up to one third of the shares awarded each year back to the Company, starting one year immediately following the grant.  All

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and nine months ended March 31, 2015
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

9. Stock Based Compensation (continued)

new share awards under the EIP will be in the form of grants of Class B Series Three common shares, and there will be no further issuances of Class B Series Two common shares.

Class B shares granted are fully vested on the grant date.  These shares are classified as a liability and re-measured at fair value at the end of each reporting period. Changes in fair value and dividends on the Class B Series Two and Class B Series Three common shares are recorded as a component of other (income) expense, in the consolidated statement of operations. The Company recorded income of $1.2 million and $2.0 million for the three and nine month ended March 31, 2015 associated with the change in fair value on the Class B shares. The Company recorded an expense of fourteen thousand dollars and an expense of $0.3 million for the three and nine month ended March 31, 2014 associated with the change in fair value on the Class B shares. The Company recorded $0.2 million and $0.7 million in dividend payments for the three and nine months ended March 31, 2015 and recorded $0.2 million and $0.6 million in dividend payments for the three and nine months ended March 31, 2014.  These amounts are recorded as a component of other (income) expense, in the consolidated statement of operations.

The following tables summarize the Class B Series Two common shares redeemed and shares outstanding pursuant to the EIP:

	For the three months ended March 31, 2015
	Shares	Taxes	Total outstanding
Shares outstanding at December 31, 2014	251,915	(190,449)	61,466
No redemptions	-	-	-
Shares outstanding at March 31, 2015	251,915	(190,449)	61,466

	For the nine months ended March 31, 2015
	Shares	Taxes	Total outstanding
Shares outstanding at June 30, 2014	251,915	(190,449)	61,466
No redemptions	-	-	-
Shares outstanding at March 31, 2015	251,915	(190,449)	61,466

The fair value of the Class B Series Two common shares outstanding at March 31, 2015 represents a liability of $0.5 million, all of which is recorded in other current liabilities. This amount represents the current value of those shares eligible to be put in the next twelve months pursuant to the EIP plan.

	For the three months ended March 31, 2014
	Shares	Taxes	Total outstanding
Shares outstanding at December 31, 2013	251,915	(190,449)	61,466
No redemptions	-	-	-
Shares outstanding at March 31, 2014	251,915	(190,449)	61,466

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and nine months ended March 31, 2015
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

9. Stock Based Compensation (continued)

	For the nine months ended March 31, 2014
	Shares	Taxes	Total outstanding
Shares outstanding at June 30, 2013	254,965	(190,449)	64,516
Redemptions	(3,050)	-	(3,050)
Shares outstanding at March 31, 2014	251,915	(190,449)	61,466

Pursuant to the liquidity provision of the EIP plan, 3,050 shares were “put” back to the Company during the nine months ended March 31, 2014 for which the Company paid approximately thirty one thousand dollars. The fair value of the Class B Series Two common shares outstanding at March 31, 2014 represented a liability of $0.6 million all of which was recorded in other current liabilities. This amount represented the current value of those shares eligible to be put in the next twelve months pursuant to the EIP plan.

The following tables summarize the Class B Series Three common shares granted, shares withheld for income tax withholdings at the election of the participants, shares redeemed and shares outstanding pursuant to the EIP:

	For the three months ended March 31, 2015
	Shares	Taxes	Total outstanding
Shares outstanding at December 31, 2014	2,396,724	(823,857)	1,572,867
Grants	200,518	(78,535)	121,983
Redemptions	(133,112)	-	(133,112)
Shares outstanding at March 31, 2015	2,464,130	(902,392)	1,561,738

	For the nine months ended March 31, 2015
	Shares	Taxes	Total outstanding
Shares outstanding at June 30, 2014	2,071,993	(666,151)	1,405,842
Grants	663,620	(236,241)	427,379
Redemptions	(271,483)	-	(271,483)
Shares outstanding at March 31, 2015	2,464,130	(902,392)	1,561,738

The Company recognized $1.2 and $4.2 million in non-cash stock based compensation expense related to the above grants during the three and nine months ended March 31, 2015, respectively, based on the estimated fair value of these shares on the grant date. Pursuant to the liquidity provision of the EIP plan, 133,112 and 271,483 shares were “put” back to the Company during the three months and nine ended March 31, 2015.  The Company paid $0.8 and $1.7 million associated with these puts during the three and nine months ended March 31, 2015. The fair value of the Class B Series Three common shares outstanding at March 31, 2015 represents a liability of $8.5 million, of which $6.1 million is recorded in other current liabilities and represents the current value of those shares eligible to be put in the next twelve months pursuant to the EIP plan.  The remaining balance is recorded in Class B Series Three common share liability.

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and nine months ended March 31, 2015
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

9. Stock Based Compensation (continued)

	For the three months ended March 31, 2014
	Shares	Taxes	Total outstanding
Shares outstanding at December 31, 2013	2,095,928	(631,763)	1,464,165
Grants	110,117	(34,388)	75,729
Redemptions	(25,909)	-	(25,909)
Shares outstanding at March 31, 2014	2,180,136	(666,151)	1,513,985

	For the nine months ended March 31, 2014
	Shares	Taxes	Total outstanding
Shares outstanding at June 30, 2013	1,634,452	(470,862)	1,163,590
Grants	635,074	(195,289)	439,785
Redemptions	(89,390)	-	(89,390)
Shares outstanding at March 31, 2014	2,180,136	(666,151)	1,513,985

The Company recognized $0.7 and $3.9 million in non-cash stock based compensation expense related to the above grants during the three and nine months ended March 31, 2014, respectively, based on the estimated fair value of these shares on the grant date. Pursuant to the liquidity provision of the EIP plan, 25,909 and 89,390 shares were “put” back to the Company during the three and nine months ended March 31, 2014 for which the Company paid $0.2 million and $0.6 million, respectively. The fair value of the Class B Series Three common shares outstanding at March 31, 2014 represented a liability of $9.4 million, of which $6.8 million was recorded in other current liabilities and represents the current value of those shares eligible to be put in the next twelve months pursuant to the EIP plan. The remaining balance was record in Class B Series Three common share liability.

10.  Financial Instruments

The Company’s financial assets and financial liabilities are as follow:

	As at	As at
	March 31, 2015	June 30, 2014
Cash	$10,825	$10,858

Accounts receivable	$76,727	$47,731

Accounts payable	$2,685	$1,656
Other accrued liabilities	53,757	41,382
Class B Series Two and Three share liability	9,014	9,951
Long-term debt (including portion due within one year)	231,738	274,098
Conversion right on 6.25% Convertible Debentures	21	236
Derivative financial instrument	2,053	83
Other long term liabilities	16,596	15,431
	$315,864	$342,837

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and nine months ended March 31, 2015
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

10.  Financial Instruments (continued)

The carrying amounts of cash, accounts receivable, accounts payable, and other accrued liabilities approximate fair value because of the short-term maturity of these items. The carrying amount of long-term debt, which bears interest at both fixed and floating rates, also approximates fair value. Foreign currency exchange contracts are measured at fair value based on appropriate valuation methodologies. The fair value of the Class B Series Two common share liability is based upon an amount equal to the weighted average trading price of the STI common shares for the 10 consecutive trading days immediately prior to the date of valuation plus Cdn $3.847 (reflecting the equivalent value of the Subordinated Note component of the IPS) and the fair value of the Class B Series Three common share liability is based upon an amount equal to the weighted average trading price of the STI common shares for the 10 consecutive trading days immediately prior to the date of valuation. Other long term liabilities consist primarily of insurance reserves which are valued upon actuarial analysis.

The fair value of a financial instrument is the amount of consideration that could be agreed upon in an arm’s length transaction between knowledgeable willing parties who are under no compulsion to act.  In certain circumstances, however, the initial fair value may be based upon other observable current market transactions in the same instrument, without modification or on a valuation technique using market-based inputs.

The fair values of the Company’s financial assets and liabilities measured on a recurring basis were categorized as follows:

As at March 31, 2015
	Level 1 (a)	Level 2 (b)	Level 3 (c)	Total

Foreign currency exchange contracts	$-	$2,053	$-	$2,053
Interest rate swap	-	372	-	372
Class B Series Two and Three common share liability	-	9,014	-	9,014
Conversion right on US$ 6.25% Convertible Debentures	-	-	21	21
	$-	$11,439	$21	$11,460

As at June 30, 2014
	Level 1 (a)	Level 2 (b)	Level 3 (c)	Total

Foreign currency exchange contracts	$-	$83	$-	$83
Interest rate swap	-	408	-	408
Class B Series Two and Three common share liability	-	9,951	-	9,951
Conversion right on US$ 6.25% Convertible Debentures	-	-	236	236
	$-	$10,442	$236	$10,678

(a) Quoted prices in active markets for identical assets or liabilities
(b) Observable inputs other than quoted prices in active markets for similar assets or liabilities
(c) No observable pricing inputs in the market

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and nine months ended March 31, 2015
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

10.  Financial Instruments (continued)

The following tables summarize the changes in the Company’s level 3 financial instrument for the three and nine months ended March 31, 2015 and 2014, respectively.

Conversion rights on US$ 6.25% Convertible Debentures
For the three months ended March 31,	2015	2014

Balance at December 31,	$31	$518
Total unrealized gain:
Non-cash loss (gain) on conversion feature	4	(237)
FX impact on conversion feature	(14)	(1)
Balance at March 31,	$21	$280

The increase in fair value of the conversion rights was driven largely by the change in the Company’s stock price volatility which increased to 16.5% from 13.5% in the three months ended March 31, 2015. The decrease in fair value of the conversion rights was driven largely by the change in the Company’s stock price volatility which decreased to 19.0% from 20.5% in the three months ended March 31, 2014.

Conversion rights on US$ 6.25% Convertible Debentures
For the nine months ended March 31,	2015	2014

Balance at June 30,	$236	$954
Total unrealized gain:
Non-cash gain on conversion feature	(219)	(671)
FX impact on conversion feature	4	(3)
Balance at March 31,	$21	$280

The decrease in fair value of the conversion rights was driven largely by the change in the Company’s stock price volatility which decreased to 16.5% from 17.0% in the nine months ended March 31, 2015. The decrease in fair value of the conversion rights was driven largely by the change in the Company’s stock price volatility which decreased to 19.0% from 23.0% in the nine months ended March 31, 2014.

The Company uses a binomial model to fair value the conversion rights on the US$ 6.25% Convertible Debentures due June 30, 2018 which takes into account the Company’s stock price volatility, the bond yield and other market factors. This is considered a level 3 value due to the sensitivity of the model to movements in volatility which is not directly observable.  The change in fair value of the conversion rights led to income of $0.2 million and $0.7 million in the condensed consolidated statement of operations for the nine months ended March 31, 2015 and 2014, respectively.

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and nine months ended March 31, 2015
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

10.  Financial Instruments (continued)

There were no transfers within the fair value hierarchy during the nine months ended March 31, 2015.

Interest Rate Risk

The Company’s interest rate risk primarily arises from its variable rate borrowings under the senior credit facility, which bears a floating rate of interest. The Company manages its interest rate exposure by using a combination of fixed and variable rate debt as well as through an interest rate swap that the Company has in place for a notional amount of $50.0 million of credit facility borrowings. The swap has not been designated as a hedge for accounting purposes therefore the changes in fair value of the interest rate swap are recorded in the condensed consolidated statement of operations. The Company recorded a non cash gain of thirty six thousand dollars and a non cash loss of $0.3 million for the nine months ended March 31, 2015 and 2014, respectively, in connection with the changes in fair value of the swap, which is included in the consolidated statement of operations as a component of interest expense. The value of the interest rate swap represents a liability of $0.4 million as at March 31, 2015. The Company has secured fixed rate financing in the form of its Senior Secured Notes and its Convertible Debentures.

Foreign Currency Exchange Risk

The Company manages the exposure to currency fluctuations through foreign currency exchange contracts.  In order to mitigate the impact of fluctuations in exchange rates between the Canadian dollar and the U.S. dollar, the Company has entered into Canadian dollar / U.S. dollar exchange contracts which covers approximately 64% of the anticipated dividends and interest payable in Canadian dollars through December 2015. The Cdn$ 6.25% Convertible Debentures due June 30, 2019 are denominated and payable, upon maturity, in Canadian dollars. The Company has not entered into any hedge arrangement with respect to the payment of the Cdn$ 6.25% Convertible Debentures upon maturity.  The Cdn$ 6.75% Convertible Debentures due June 30, 2015 are also denominated and payable, upon maturity, in Canadian dollars. On March 6, 2015, the Company entered into a forward foreign exchange contract for a notional amount of Cdn$ 50.0 million to cover the principle amount of the Cdn$ 6.75% Convertible Debentures due June 30, 2015. This forward contract has not been designated as a hedge for accounting purposes and therefore changes in the fair value of this forward contract are recorded in the consolidated statement of operations.  The Company recorded a non cash loss of $0.8 million for the three and nine months ended March 31, 2015, in connection with the changes in fair value of this forward contract. This amount is included in the condensed consolidated statement of operations in Unrealized loss on foreign currency exchange contracts. The value of this forward contract represents a liability of $0.8 million as at March 31, 2015.

STA Holdings has 18 monthly forward foreign exchange contracts (the “Forward Contracts”) outstanding at March 31, 2015, under which the Company will sell U.S. dollars each month for a fixed amount of Canadian dollars.

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and nine months ended March 31, 2015
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

10.  Financial Instruments (continued)

At March 31, 2015, the Company had the following outstanding contracts relating to dividend and interest payments:

Contract Dates	Number of Contracts	US$ to be delivered (in millions)	Cdn$ to be received (in millions)	Cdn$ per US$ (weighted average)
April 2015-Dec 2015	18	19.7	23.4	1.1892

The Forward Contracts do not qualify as a cash flow hedge for accounting purposes, and the change in the fair value of the Forward Contracts is recorded in the condensed consolidated statement of operations. The Company has the right of offset on the foreign currency exchange contracts which are executed with the same counterparty under a master netting agreement.  The Company recorded a non cash loss of $0.7 million and $1.2 million for the three and nine months ended March 31, 2015, in connection with the change in the fair value of the Forward Contracts.  The Company recorded a non cash loss of $0.2 million and $0.1 million for the three and nine months ended March 31, 2014, in connection with the changes in fair value of the Forward Contracts.  These amounts are included in the condensed consolidated statement of operations in Unrealized loss on foreign currency exchange contracts. The value of the Forward Contracts represents a liability of $1.3 million as at March 31, 2015, (see Note 15).

The Company uses cash flows from its Canadian operations to partially mitigate the exchange rate risk on the common share dividends and the Convertible Debentures interest payments.

Changes in the Canadian dollar / U.S. dollar currency exchange rate from period to period will impact the translated U.S. dollar equivalent results of the Canadian operations. The Company recorded a gain of $0.5 million and $0.4 million on the translation of its monthly dividends into U.S. dollars (which included the liquidation of the monthly currency contracts used to hedge the dividends) during the three and nine months ended March 31, 2015. The Company recorded a gain of $0.2 million and a loss of $0.1 million on the translation of its monthly dividends into U.S. dollars (which included the liquidation of the monthly currency contracts used to hedge the dividends) during the three and nine months ended March 31, 2014. These transactions are recorded in Foreign currency (gain) loss in the condensed consolidated statements of operations.

Credit Risk

The Company is exposed to credit risk in its cash and cash equivalents, accounts receivable and to the credit risk of its derivative financial instrument counterparties if they do not meet their obligations.  The Company minimizes the credit risk of cash by depositing such with only reputable financial institutions with federally insured backing.  The Company minimizes the credit risk of its derivative financial instruments by dealing only with reputable financial institutions and

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and nine months ended March 31, 2015
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

10.  Financial Instruments (continued)

monitoring the credit risk of these financial institutions.  As the Company does not utilize credit derivatives or similar instruments, the maximum exposure to credit risk is the full carrying value of the financial instrument or face value of open derivative financial instruments.

Receivables from the transportation segment are secured by the creditworthiness of local municipalities and governmental agencies.  The majority of the customers are local school districts that are funded through a combination of local taxes and funding from state/provincial and federal governments. The Company has historically had excellent collections experience with these customers and believes that these receivables are collectable. Receivables from the oil and gas segment are due from reputable general partners operating large partnerships in the oil and gas industry.

11. Segment Information

The Company has two reportable segments, a transportation segment and an oil and gas segment. The Company reassesses its reportable segments at least annually. The transportation segment provides school transportation and management services to public and private schools in both the
United States and Canada. The accounting policies of the segments are the same as those described in the basis of presentation.  There are no inter-segment sales.

Reportable operating segments:

	For the three months ended	For the three months ended	For the nine months ended	For the nine months ended
	March 31, 2015	March 31, 2014	March 31, 2015	March 31, 2014
Revenue
Transportation	$155,967	$136,710	$399,888	$343,122
Oil and gas	347	1,553	2,409	3,810
	$156,314	$138,263	$402,297	$346,932
Operating earnings (loss)
Transportation	$7,337	$4,919	$6,914	$2,817
Oil and gas	(344)	573	(321)	982
	6,993	5,492	6,593	3,799
Unallocated expenses	4,137	1,984	11,768	9,457
Income tax expense (benefit)	963	908	(1,850)	(2,368)
Net income (loss)	$1,893	$2,600	$(3,325)	$(3,290)

	As at	As at
	March 31, 2015	June 30, 2014
Total Assets
Transportation	$548,111	$534,522
Oil and gas	8,796	9,316
	$556,907	$543,838

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and nine months ended March 31, 2015
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

12. Related Party Transactions

The Company utilizes a transportation equipment dealer, primarily to assist in procurement and disposal of the Company’s fleet under the direction of the Company’s CFO. The transportation equipment dealer also provides consulting services to the Company, assisting with fleet valuations in its acquisition efforts.  The transportation equipment dealer is a company controlled by a family member of the Company’s Chairman and CEO. Beginning in fiscal year 2015, the fleet procurement and disposal services are provided for an annual fee including a retainer amount plus a commission per vehicle amount not to exceed $0.5 million per annum. Prior to fiscal year 2015, these services were provided on a non contractual basis. The Company paid the transportation equipment dealer $0.5 million and $0.6 million for the nine months ended March 31, 2015 and 2014, respectively.

These transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

13.  Commitments and Contingencies

During the nine months ended March 31, 2015, the Company entered into additional operating leases with seven major financial institutions to lease approximately $77.1 million in growth and replacement school vehicles for the 2014-2015 school year.  The term of these leases is six years at effective fixed rates in the range of 2.7% to 4.4%.  Annual lease payments on these additional leases will approximate $11.2 million per year for the term of the leases.

Litigation

The Company is, from time to time, a party to litigation that arises in the normal course of its business operations.  Although litigation is inherently unpredictable, the Company is not presently a party to any such litigation that the Company believes could reasonably be expected to have a material adverse effect on its business.

14.  Additional Financial Information

Select additional financial information consists of the following:

Balance Sheet Information

	As at	As at
	March 31, 2015	June 30, 2014
Prepaid Expenses
Prepaid Insurance	$7,918	$6,924
Other	4,373	2,695
	$12,291	$9,619

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and nine months ended March 31, 2015
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

14.  Additional Financial Information (continued)

	As at	As at
	March 31, 2015	June 30, 2014
Other Current Assets
Fuel Tax Receivable	$3,273	$1,249
Other	1,688	3,539
	$4,961	$4,788
Accrued Expenses and Accounts Payable
Accrued Accounts Payable	$8,284	$8,711
Dividends Payable	14,350	14,255
Insurance	8,455	7,532
Wages and Benefits	12,644	6,237
Class B Shares	6,588	7,217
Taxes Payable	1,279	1,335
Accrued Interest	2,567	68
Deferred Revenue	1,866	774
Customer Deposits	2,180	9
Other	4,185	2,544
	$62,398	$48,682

15.  Subsequent Events

On April 30, 2015, the Company liquidated all of its forward foreign currency contracts covering approximately 64% of the anticipated dividends and interest payable in Canadian dollars through December 31, 2015, having a notional value of approximately $19.7 million, (see Note 10).  The Company will recognize a gain of approximately $0.8 million in connection with the liquidation of these contracts in the fourth quarter of fiscal year 2015.

On May 8, 2015, the Board of Directors of the Company approved a change in the currency of the monthly dividend to U.S dollars.